Filed by Stifel Financial Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: KBW, Inc.
Commission File No.: 001-33138

STIFEL FINANCIAL

KBW

Building the Premier Middle-Market Investment Bank

Presentation to Investors
November 5, 2012

Ronald J. Kruszewski
Chairman of the Board, President, and CEO
Stifel Financial Corp.

Thomas B. Michaud
President and CEO
KBW, Inc.

Disclaimer

Forward-Looking Statements

Statements in this presentation that relate to the future plans, events, expectations, performance, objectives and the like of Stifel Financial Corp., as well as Stifel, Nicolaus and Company, Inc. and its other subsidiaries (collectively, "Stifel" or the "Company") and KBW, Inc. ("KBW"), may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Future events, risks and uncertainties, individually or in the aggregate, could cause our actual results to differ materially from those expressed or implied in these forward-looking statements.

The material factors and assumptions that could cause actual results to differ materially from current expectations include, without limitation, the following: (1) the inability to close the merger in a timely manner; (2) the inability to complete the merger due to the failure to obtain stockholder approval and adoption of the merger agreement and approval of the merger or the failure to satisfy other conditions to completion of the merger, including required regulatory and other approvals; (3) the failure of the transaction to close for any other reason; (4) the possibility that the integration of KBW's business and operations with those of Stifel may be more difficult and/or take longer than anticipated, may be more costly than anticipated and may have unanticipated adverse results relating to KBW's or Stifel's existing businesses; (5) the challenges of integrating and retaining key employees; (6) the effect of the announcement of the transaction on Stifel's, KBW's or the combined company's respective business relationships, operating results and business generally; (7) the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; (8) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (9) the challenges of maintaining and increasing revenues on a combined company basis following the close of the merger; (10) diversion of management's attention from ongoing business operations and opportunities; (11) general competitive, economic, political and market conditions and fluctuations; (12) actions taken or conditions imposed by the United States and foreign governments; (13) adverse outcomes of pending or threatened litigation or government investigations; (14) the impact of competition in the industries and in the specific markets in which Stifel and KBW, respectively, operate; and (15) other factors that may affect future results of the combined company described in the section entitled "Risk Factors" in the proxy statement/prospectus to be mailed to KBW's shareholders and in Stifel's and KBW's respective filings with the U.S. Securities and Exchange Commission ("SEC") that are available on the SEC's web site located at www.sec.gov, including the sections entitled "Risk Factors" in Stifel's Form 10-K for the fiscal year ended December 31, 2011, and "Risk Factors" in KBW's Form 10-K for the fiscal year ended December 31, 2011. Readers are strongly urged to read the full cautionary statements contained in those materials. We assume no obligation to update any forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made.

Stifel Financial KBW

Additional Information and Where to Find It

In connection with the proposed merger, Stifel will be filing a registration statement on Form S-4 that will include a proxy statement of KBW that also constitutes a prospectus of Stifel and other relevant documents relating to the merger with the Securities and Exchange Commission (the "SEC"). Stifel and KBW shareholders are urged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about Stifel, KBW and the proposed transaction. The final proxy statement/prospectus will be mailed to shareholders of KBW. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Stifel and KBW, without charge, at the SEC's website (www.sec.gov). Free copies of Stifel's SEC filings are also available on Stifel's website (www.stifel.com), and free copies of KBW's SEC filings are available on KBW's website (www.kbw.com). Free copies of Stifel's filings also may be obtained by directing a request to Stifel Investor Relations by phone to (314) 342-2000 or in writing to Stifel Financial Corp., Attention: Investor Relations, 501 North Broadway, St. Louis, Missouri 63102. Free copies of KBW's filings also may be obtained by directing a request to KBW Investor Relations by phone to 415-364-2500, in writing to KBW, Inc., Attn: Alan Oshiki, c/o King Worldwide Investor Relations, 48 Wall Street, 32nd Floor, New York, New York 10005, or by email to kbw.inv.relations@kbw.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Stifel, KBW and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from the shareholders of KBW with respect to the proposed transaction. More detailed information regarding the identity of the potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction. Information regarding Stifel's directors and executive officers is also available in Stifel's definitive proxy statement for its 2012 Annual Meeting of Shareholders filed with the SEC on April 20, 2012. Information regarding KBW's directors and executive officers is also available in KBW's definitive proxy statement for its 2012 Annual Meeting of Shareholders filed with the SEC on April 27, 2012. These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at KBW and Stifel Financial.



Stifel Financial
3rd Quarter 2012 Financial Results

Stifel Financial Corp. Results
Three months ended September 30, 2012

($ in thousands, except per share amounts)	Three Months Ended				
	9/30/12 (1)	9/30/11	% Change	6/30/12	% Change
Net revenues	$ 420,080	$ 334,214	25.7%	$ 374,407	12.2%
Compensation and benefits	267,652	210,573	27.1%	239,374	11.8%
Non-comp operating expenses	90,751	84,618	7.2%	91,159	(0.4%)
Total non-interest expenses	358,403	295,191	21.4%	330,533	8.4%
Income before income taxes	61,677	39,023	58.1%	43,874	40.6%
Provision for income taxes	23,967	16,719	43.4%	17,738	35.1%
Net income	$ 37,710	$ 22,304	69.1%	$ 26,136	44.3%
Earnings per share:					
Diluted	$ 0.60	$ 0.35	71.4%	$ 0.42	42.9%
Weighted average number of shares outstanding:					
Diluted	63,054	63,152	(0.2%)	62,678	0.6%
Ratios to net revenues:					
Compensation and benefits	63.7%	63.0%		63.9%	
Non-comp operating expenses	21.6%	25.3%		24.4%	
Income before income taxes	14.7%	11.7%		11.7%	

(1) Results for the three months ended September 30, 2012 include realized and unrealized gains on the Company's investment in Knight Capital Group Inc. of $25.6 million. The after-tax impact was $0.09 per diluted share.

STIFEL FINANCIAL

Stifel Financial Corp. Results
Nine months ended September 30, 2012

($ in thousands, except per share amounts)	Nine Months Ended 9/30/12 [1]	9/30/11	% Change
Net revenues	**$1,194,820**	$ 1,059,684	*12.8%*
Compensation and benefits	**761,730**	671,678	*13.4%*
Non-comp operating expenses	**268,285**	294,424	*(8.9%)*
Total non-interest expenses	**1,030,015**	966,102	*6.6%*
Income before income taxes	**164,805**	93,582	*76.1%*
Provision for income taxes	**66,186**	36,464	*81.5%*
Net income	**$ 98,619**	$ 57,118	*72.7%*
Earnings per share:			
Diluted [2]	**$ 1.57**	$ 0.90	*74.4%*
Weighted average number of shares outstanding:			
Diluted	**62,817**	63,174	*(0.6%)*
Ratios to net revenues:			
Compensation and benefits	**63.8%**	63.4%	
Non-comp operating expenses	**22.4%**	27.8%	
Income before income taxes	**13.8%**	8.8%	

[1] Results for the nine months ended September 30, 2012 include realized and unrealized gains on the Company's investment in Knight Capital Group, Inc. of $25.6 million. The after-tax impact was $0.09 per diluted share.

[2] Results for the nine months ended September 30, 2011 include previously disclosed litigation-related charges and merger-related expenses of $0.47 per diluted share after-tax.

STIFEL FINANCIAL

Stifel Financial Corp. Results
Source of Revenues

($ in thousands)	9/30/12	9/30/11	% Change	6/30/12	% Change	9/30/12	9/30/11	% Change
Commissions	$127,966	$ 143,243	(10.7%)	$ 127,427	0.4%	$ 378,696	$ 437,344	(13.4%)
Principal transactions	102,979	76,650	34.3%	91,564	12.5%	310,776	249,250	24.7%
Capital raising	45,733	25,254	81.1%	40,733	12.3%	141,299	97,301	45.2%
Advisory	27,205	12,419	119.1%	26,630	2.2%	69,440	46,208	50.3%
Investment banking	72,938	37,673	93.6%	67,363	8.3%	210,739	143,509	46.8%
Asset mgt and service fees	62,881	58,253	7.9%	65,311	(3.7%)	189,010	172,914	9.3%
Other[1]	31,922	540	*	5,418	489.2%	50,634	11,352	346.0%
Total operating revenues	398,686	316,359	26.0%	357,083	11.7%	1,139,855	1,014,369	12.4%
Interest revenue	27,306	24,161	13.0%	27,181	0.5%	79,744	64,246	24.1%
Total revenues	425,992	340,520	25.1%	384,264	10.9%	1,219,599	1,078,615	13.1%
Interest expense	5,912	6,306	(6.2%)	9,857	(40.0%)	24,779	18,931	30.9%
Net revenues	$420,080	$ 334,214	25.7%	$ 374,407	12.2%	$1,194,820	$ 1,059,684	12.8%

*Percentage not meaningful.

[1] Results for the three and nine months ended September 30, 2012 include realized and unrealized gains on the Company's investment in Knight Capital Group, Inc. of $25.6 million. The after-tax impact was $0.09 per diluted share.

STIFEL FINANCIAL

Stifel Financial Corp. Results
Segment Comparison

($ in thousands)	Quarter Ended					Nine Months Ended		
	9/30/12	9/30/11	% Change	6/30/12	% Change	9/30/12	9/30/11	% Change
Net revenues:								
Global Wealth Management	$ 251,728	$ 219,489	14.7%	$ 240,029	4.9%	$ 740,105	$ 683,589	8.3%
Institutional Group [(1)]	169,679	113,259	49.8%	135,297	25.4%	453,480	373,168	21.5%
Other	(1,327)	1,457	(191.1%)	(919)	(44.4%)	1,235	2,927	(57.8%)
	$ 420,080	$ 334,205	25.7%	$ 374,407	12.2%	$ 1,194,820	$ 1,059,684	12.8%
Operating contribution:								
Global Wealth Management	$ 68,370	$ 55,612	22.9%	$ 61,353	11.4%	$ 198,901	$ 172,510	15.3%
Institutional Group [(1)]	33,427	9,152	265.2%	17,546	90.5%	74,677	52,496	42.3%
Other [(2)]	(40,120)	(25,741)	55.9%	(35,025)	14.5%	(108,773)	(131,424)	(17.2%)
	$ 61,677	$ 39,023	58.1%	$ 43,874	40.6%	$ 164,805	$ 93,582	76.1%

[(1)] Results for the three and nine months ended September 30, 2012 include $25.6 million in realized and unrealized gains recognized on the Company's investment in Knight Capital Group, Inc. of $25.6 million. The after-tax impact was $0.09 per diluted share.

[(2)] Results for the nine months ended September 30, 2011 include litigation-related charges and merger-related expenses of $47.5 million pre-tax.

STIFEL FINANCIAL

Stifel Financial Corp. Results
2012 Legacy Business vs. Investments

2012 Investments include hiring 132 financial advisors and 65 fixed income sales and trading professionals YTD[1].

($ in thousands, except per share amounts)	9M2012			As Reported Investments - 2012 Comparision			
	Legacy	Investments	Total	9m2012	Q3	Q2	Q1
Net revenues	1,165,461	29,359	1,194,820	29,359	15,131	9,227	5,001
Compensation and benefits	732,609	29,121	761,730	29,121	11,603	10,013	7,505
Non-compensation operating expenses	252,305	15,980	268,285	15,980	5,104	5,844	5,032
Total non-interest expenses	984,914	45,101	1,030,015	45,101	16,707	15,857	12,537
Income before income taxes	180,547	(15,742)	164,805	(15,742)	(1,576)	(6,630)	(7,536)
Provision for income taxes [2]	72,508	(6,322)	66,186	(6,322)	(523)	(2,685)	(3,114)
Net income	108,039	(9,420)	98,619	(9,420)	(1,053)	(3,945)	(4,422)
Earnings per share	$ 1.72	$ (0.15)	$ 1.57	$ (0.15)	$ (0.02)	$ (0.06)	$ (0.07)
Ratios to net revenues:							
Compensation and benefits	62.9		63.8				
Non-compensation operating expenses	21.6		22.5				
Income before income taxes	15.5		13.8				

[1] As of October 31, 2012.
[2] Legacy provision for income taxes is calculated using the tax rate for the nine month period 2012 of 40.2%.

STIFEL FINANCIAL

STIFEL FINANCIAL

KBW

Building the Premier Middle-Market Investment Bank

Why this Combination Makes Sense

- Creates a Dominant Force in Financial Services Including Equity Research, Equity and Fixed Income Sales & Trading and Investment Banking
- Highly Complementary Investment Banking, Research and Sales & Trading Platforms
- Significant Synergies While Maintaining KBW's Premier Brand
- The Financial Institutions Sector is Poised to Benefit from Improving Fundamentals and Catalysts
- Leverages the Global Wealth Management and Capital Markets Platforms
- Accretive to Stifel

STIFEL + KBW

Stifel Financial and KBW Today

STIFEL FINANCIAL	KBW

STIFEL FINANCIAL

- Full-service, publicly traded investment bank (NYSE: SF)
  - Over 5,000 associates in 330 global locations
  - Demonstrating *growth*, *scale* and *stability* with balanced business model
- Investment Banking
  - #1 U.S. equity underwriter for issuers with market caps <$500 million since 2005[1]
  - Extensive advisory and capital raising expertise across 15 industry focused groups
- Research
  - One of the largest providers of U.S. Equity Research with over 1,000 stocks under coverage
  - 85 senior research analysts
  - Most #1 awards in 2011 FT / Starmine Survey
- Institutional Sales & Trading
  - Senior team leaders with 15+ years of experience
  - ~200 equity & ~250 fixed income professionals
- Global Wealth Management
  - Over $136 billion in client assets
  - More than 2,000 Financial Advisors & 300 locations
  - Over $3 billion in assets at Stifel Bank & Trust

KBW

- A leading global investment bank focused exclusively on the Financial Services Industry (NYSE: KBW)
  - Approximately 448 employees in 10 global locations
  - Celebrating 50th anniversary in 2012
- Investment Banking
  - #1 advisor to U.S. Financial Institutions[2]
  - #1 manager of equity offerings for financial institutions[3]
- Research
  - Only boutique with comprehensive research coverage of financial services universe globally
  - ~390 stocks covered in the U.S.
  - #2 Best Financial Sector Research Firm by Bloomberg
- Institutional Sales & Trading
  - Largest FIG specialist sales force globally
  - A top U.S. FIG sales force
  - Top ten trader in NASDAQ Financial 100
  - A leading European specialist salesforce in both banks and insurance
  - A leading financial services index provider

Note: Data for Stifel Financial and KBW is as of November 2, 2012 unless indicated otherwise.
(1) Source: Dealogic. Rank eligible SEC registered IPOs and Follow-On offerings since 2005. Includes demutualizations. As of 10/31/12.
(2) SNL Financial. Represents domestic bank and thrift, insurance, securities and investments and specialty finance transactions from 1/1/04 to 6/30/12.
(3) Dealogic. Excludes best efforts offerings, bought deals, SPACS and BDCs. Includes SEC registered underwritten IPOs and follow-on offerings for financial institutions from the USA, Puerto Rico, Bermuda and Cayman Islands. Full credit given to the bookrunner.

Balanced Business Mix

STIFEL FINANCIAL KBW

($ in millions)

Stifel Net Revenue Mix (9 mo 2012)



IG
38%
GWM
62%

STIFEL FINANCIAL

Annualized Net Revenue: $1,593 mm (1)

Combined Net Revenue Mix (9 mo 2012)



GWM
54%
IG
46%

STIFEL FINANCIAL + KBW

Annualized Net Revenue: $1,824 mm (1)

"GWM", Global Wealth Management

"IG", Institutional Group

(1) Annualized net revenues are based on nine months ended September 30, 2012.

Summary of Key Transaction Terms

STIFEL FINANCIAL | KBW

Transaction	■ Stifel Financial Corp. ("SF") to acquire 100% of KBW, Inc. ("KBW") common stock
Excess Capital	■ $250 million in KBW excess capital is estimated to be available to SF following closing
Consideration	■ KBW shareholders receive $17.50 per share, or total consideration of approximately $533 million ▪ $10.00 per share in cash and $7.50 per share in SF stock[1] ■ Restricted stock (owned by KBW employees) exchanged for SF restricted stock. Restricted stock is also valued at $17.50 per share, or approximately $45 million in aggregate, net of tax
Exchange Ratio	■ Based on SF stock price (subject to SF stock price collar of $29.00 - $35.00 per share)
Synergy Opportunities	■ Significant back office cost savings already identified ■ Minimal client facing changes/ cost savings principally from redundancies ■ No revenue enhancements assumed in financial modeling
Management	■ Tom Michaud to remain CEO of KBW
Retention	■ Key KBW employees have signed retention agreements
Board Seats	■ Tom Michaud and one outside KBW director to join SF Board
Approvals	■ Subject to customary regulatory approvals and KBW shareholder approval
9/11	■ Stifel is honored to partner with KBW in continuing their commitment to 9/11

(1) Assuming an SF stock price of between $29.00 and $35.00 per share.

Transaction Financials – Valuation Metrics

(in 000s, except per share)

Adjusted Purchase Price	Cash	Stock	Total
Shareholders[1]	$ 304,410	$ 228,308	$ 532,718
Restricted Stock[1][2]	-	45,098	45,098
Purchase Price	**304,410**	**273,405**	**577,815**
Excess Capital	(250,000)	-	(250,000)
Adjusted Purchase Price	**$ 54,410**	**$ 273,405**	**$ 327,815**

Purchase Price Per Share	Shareholders	Restricted Stock
Cash	$ 10.00	$ -
Stock[1]	7.50	17.50
Total	**$ 17.50**	**$ 17.50**

Shares Outstanding	
KBW Shares Outstanding (as of 9/30/12)	
Common Shares Outstanding	30,441
Restricted Stock Awards, Net of Tax[2]	2,577
Shares & RSAs Outstanding[2]	33,018

Pricing Multiples	KBW Statistic	Implied Multiple
Purchase Price / Average 3-year Net Revenues[3]	$307,076	1.9x
Adjusted Purchase Price / Average 3-year Net Revenues[3]	$307,076	1.1x
Purchase Price / Stated Tangible Book Value (9/30/12)	$381,176	1.5x
Adjusted Purchase Price / Adjusted Tangible Book Value[4]	$131,176	2.5x

The transaction is accretive to both EPS and Book Value per share

(1) Assuming an SF stock price of between $29.00 and $35.00 per share.
(2) Net of estimated tax benefit.
(3) Calculated as the average of 2010, 2011 and YTD annualized 9/30/12 revenues.
(4) 9/30/12 equity adjusted for the $250 million in excess capital.

Accretive Transaction Delivers 10% - 16% ROE

($ in 000s)

Attractive Returns Based on Conservative Modeling

Stifel's Equity Investment

Purchase Price[1]	$ 577,815
After-tax Retention	34,200
Less: Excess Capital	(250,000)
Total Investment	**$ 362,015**
Less: Cash Borrowings	(100,000)
Equity Investment	**$ 262,015**

Conservatively Modeled

- Assumptions include:
  - Potential revenue range for KBW between $250 - $325 million based on trough years
  - $64 million in estimated incremental operating expenses at KBW, after associated cost saves
- Net incremental Stifel shares outstanding are approximately 8.9 million[2]

Attractive Returns

- Expected Return on Equity Investment of 10% - 16%
- Approximately 5%-7% accretive to EPS, after cost savings

(1) Assuming an SF stock price of between $29.00 and $35.00 per share. Consideration for restricted stock is net of potential tax benefit.
(2) Total incremental shares issued in consideration and retention (net of tax benefit).

This is the Time to Invest in Financial Services

FIG is a large driver of the U.S. economy and comprises 22% of the Russell 2000

Expected Increase in Capital Markets, M&A & FI Activity

- **Capital Markets Drivers**
  - ✓ Improving equity markets
  - ✓ Continued demand for yield product
  - ✓ Thawing M&A markets
  - ✓ TARP, SBLF and TruPS repayment events
- **Renewal of Traditional Depository M&A**
  - ✓ Excess Capacity
    - 7,246 depository institutions – 99% have assets under $20 billion
    - 1,291 institutions with assets between $500 million and $20 billion
  - ✓ Operating Environment
    - Low growth and low interest rate environment make it more difficult, especially for smaller institutions, to generate desired shareholder returns
  - ✓ Credit Environment
    - Credit trends improving - buyers becoming more comfortable with credit risk
  - ✓ Regulatory Environment
    - Higher regulatory costs and capital requirements - hybrid capital has gone away or has limited availability
- **Fixed Income is a Meaningful Revenue Driver**

Financials Outperforming for the First Year Since 2006...

... And market participants remain underweight financials



40%
20%
0%
(20%)
(40%)
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09
'10
'11
'12
First year since 2006 that U.S. financials have outperformed both broad U.S. stock market indices
S&P500 Financials Index
vs. SPX500
vs. DJII

Financials are a Substantial Share of Industry IB Revenues

Which are Expected to Increase



#1
#1
#1
#2
#3
#3
30%
25%
20%
15%
10%
5%
0%
20.2%
26.3%
25.0%
18.5%
13.7%
15.7%
2007
2008
2009
2010
2011
2012YTD

Source: Dealogic. Percentages are based on FIG U.S. investment banking fees as a % of total U.S. investment banking fees for all products in each respective year.

Combined Platform will be a Dominant Force in the Financial Services Vertical

STIFEL FINANCIAL KBW

STIFEL + KBW

INVESTMENT BANKING

- Leading Financial Services IPO & Follow-on Bookrunner
- #1 Depository Bookrunner(1)
- #1 Conversion Advisor(2)
- #1 FIG M&A Advisor(3)

The Most Trusted Advisor to Financial Institutions

SALES & TRADING

- Largest Financial Services specialist sales force globally
- Top 10 market maker in the NASDAQ Financial 100 index
- Leading Financial Services index provider

Recognized Leader for Financial Services Sales Excellence

EQUITY RESEARCH

- #1 U.S. Equity Research Coverage
- #1 U.S. Depository Equities Coverage
- 427 Financial Services companies under coverage

Leader in Financial Services Equity Research

FIXED INCOME

- Significant FIG fixed income expertise
- Major growth initiative – Stifel has hired 65 professionals YTD
- Substantial platform offering full suite of products

Leader in Financial Services Fixed Income

(1) Source: SNL Financial. Top Global Coordinator, Book Manager in depository common stock offerings, ranked by number of deals from 1/1/05 - 10/31/12.
(2) Source: SNL Financial, includes all mutual to stock conversions in the U.S., ranked by number of deals from 1/1/05 – 10/31/12.
(3) Source: SNL Financial. Top financial advisors in Banking, Insurance, Securities & Investments, Specialty Finance, Financial Technology. Includes government assisted transactions, ranked by number of deals from 1/1/05 – 10/31/12.

Operating Strategy

The addition of KBW adheres to our philosophy of building out highly focused specialized businesses within an integrated platform

STIFEL FINANCIAL

Global Wealth Management	Institutional Group	
Global Wealth Management	**Middle-Market Experts**	**Financial Institution Experts**
▪ Private Client ▪ Stifel Bank & Trust ▪ Customer Financing ▪ Asset Management	▪ Award-winning Research ▪ Institutional Equity & Fixed Income Brokerage ▪ Equity & Fixed Income Capital Raising ▪ M&A Advisory	▪ Focused Research ▪ Focused M&A Advisory ▪ Focused Institutional Equity Brokerage ▪ Focused Equity & Fixed Income Capital Raising
STIFEL (Private Client) STIFEL (Bank & Trust)	STIFEL (Institutional)	KBW
Revenues: $1.0 Billion	$600 Million	$250 - $325 Million

Information Technology | Risk Management | Legal | Operations | Compliance | Finance & Accounting

Leverages Platform and Supports Capabilities of Stifel

Maintaining the KBW Culture and Brand

STIFEL FINANCIAL KBW

- **Combined KBW & Stifel FIG investment banking franchise to be run under the premier "KBW" brand**
  - KBW to become Financial Institutions brand for Stifel
  - Best performers on both teams joined together to drive future growth

- **Separate KBW research and equity sales force to be maintained**
  - Existing Stifel FIG ECM and FIG Research to be integrated and marketed as KBW
  - KBW institutional sales force responsible for all FIG sales coverage

- **KBW FIG fixed income expertise integrated into Stifel's substantial platform**
  - Existing KBW fixed income integrated and marketed as Stifel
  - Building on Stifel's strong institutional fixed income base, Stifel has hired 65 fixed income sales and trading professionals year-to-date
  - Stifel will leverage fixed income products into KBW depository account base

The Largest U.S. Equity Research Platform

STIFEL FINANCIAL | KBW

#2 Provider of small-cap equities coverage
#1 Provider of Technology, Transportation, REITs and now FIG

U.S. Equity Research Coverage(1)(2)

Rank	Firm	Overall
1	SNW / KBW	1,287
1	JPMorgan	1,074
2	Bank of America Merrill Lynch	1,040
3	**Stifel Nicolaus Weisel**	**1,022**
4	Barclays Capital	960
5	Raymond James	957
6	Citi	901
7	Sidoti & Company LLC	867
8	Wells Fargo Securities	849
9	Goldman Sachs	836
10	Credit Suisse	835
11	Morgan Stanley	830
12	Morningstar, Inc.	808
13	UBS	807
14	Deutsche Bank	806
15	RBC Capital Markets	802
16	Jefferies & Co.	790
17	Robert W. Baird & Co.	630
18	BMO Capital Markets	537
19	William Blair	522
20	Keybanc Capital Markets	518
21	Piper Jaffray	501
22	Oppenheimer & Co.	494
23	Macquarie Group	484
24	Sterne, Agee & Leach	453
25	Janney Capital Markets	408
N/A	**Keefe Bruyette & Woods**	**390**

FIG Research Coverage

- 427 FIG companies under coverage
- Combination enhances research coverage of global financial institutions, regional banks and insurance
- #1 U.S. FIG equities coverage
- #1 U.S. FIG depositories equities coverage

Pro Forma FIG Research Coverage Universe



2%
4%
6%
7%
17%
11%
53%
Asset Management
Depositories
Specialty Finance
Insurance
Exchanges / Brokers
Mortgage Finance
Business Services

(1) Source: StarMine and Thomson Reuters rankings. Internal for Stifel.
(2) SNW/KBW pro forma eliminates duplicate coverage.
As of October 31, 2012.

The Premier Middle-Market Equities Platform

STIFEL FINANCIAL | KBW

Strategic Rationale

- Affirms industry leading equity research platform
- Enhances full-service middle-market platform with opportunities for additional market share gains
- Substantially strengthens FIG sales & trading with a leading market maker in financial stocks
- Largest FIG specialist sales force globally
- Leading market maker in financial stocks
  - SNW/KBW #9: NASDAQ Financial 100 Index[2] Trading Volume Ranking: 2011
  - SNW/KBW #11: U.S. Regional Bank Stocks (KRX)[3] Trade Volume Ranking: 2011

2011 U.S. Trading Volume: Middle Market Banks[1]

Rank	Firm	Shares (in millions)
1	Jefferies & Company	17,420
2	SNW / KBW Pro Forma	12,612
3	**Stifel Nicolaus Weisel**	**9,080**
4	Cowen & Co. LLC	6,266
5	Raymond James	5,555
6	Oppenheimer & Co Inc	5,238
7	Robert W. Baird & Co	4,991
8	FBR Capital Markets	4,662
9	Piper Jaffray & Co	4,287
10	Macquarie Group	3,648
11	**Keefe Bruyette & Woods**	**3,532**
12	William Blair & Co. LLC	2,661
13	Sterne, Agee & Leach Inc	2,498
14	Rodman & Renshaw Inc	1,871
15	Lazard Freres Securities	1,827
16	Canaccord Genuity Corp	1,824
17	BMO Capital Markets	1,776
18	Dahlman Rose & Co	1,714
19	Keybanc Captial Markets	1,538
20	Leerink Swann & Co	1,460
21	JMP Securities LLC	1,304
22	Sunrise Securities	1,231
23	BB&T	1,205
24	Suntrust Capital Markets	1,051
25	Pacific Crest Securities	1,023
26	Needham & Company LLC	913

Source: Bloomberg RANK. Ranking reflects rank among middle-market investments banks. As of 10/30/12.
(1) Assumes no loss of market share due to client overlap.
(2) Source: Autex Block Data as of 12/31/11.
(3) Source: Autex Block Data; Regional Bank Stocks (KRX) consists of the current components of the KBW Regional Bank Index as of 12/31/11.

The Premier Middle-Market Investment Bank

STIFEL FINANCIAL KBW

All Managed Equity Offerings Since 2005 (1)

($ in billions)

Rank	Firm	#	$ Volume
1	Bank of America Merrill Lynch	1,489	$943.3
2	JPMorgan	1,405	861.7
3	Citi	1,173	731.2
4	Morgan Stanley	1,076	735.8
5	UBS	1,076	634.2
6	Wells Fargo Securities	1,072	585.1
7	**SNW / KBW Pro Forma**	**1,037**	
7	Barclays	991	619.8
8	Credit Suisse	952	650.7
9	Deutsche Bank	911	554.4
10	Goldman Sachs	875	644.2
11	RBC Capital Markets	871	391.7
12	**Stifel Nicolaus Weisel**	**772**	**231.0**
13	Raymond James	754	324.8
14	Oppenheimer & Co Inc	534	120.1
15	Piper Jaffray & Co	495	181.6
16	Jefferies & Company	473	119.6
17	Robert W Baird & Co	357	99.6
18	**Keefe Bruyette & Woods**	**326**	**156.3**
19	JMP Securities LLC	308	61.7
20	BMO Capital Markets	307	123.0

Bookrun Equity Offerings <$500M Mkt Cap Since 2005 (1)

($ in billions)

Rank	Firm	#	$ Volume
1	Bank of America Merrill Lynch	240	$15.1
2	**SNW / KBW Pro Forma**	**199**	
2	JPMorgan	186	10.1
3	Citi	182	12.8
4	UBS	160	8.6
5	Deutsche Bank	153	8.9
6	Credit Suisse	147	8.1
7	Morgan Stanley	131	7.6
8	Barclays	126	7.4
9	**Stifel Nicolaus Weisel**	**125**	**5.0**
10	Jefferies & Company	122	5.2
11	Wells Fargo Securities	107	5.0
12	Piper Jaffray & Co	100	3.8
13	Roth Capital Partners	87	2.3
13	RBC Capital Markets	83	3.3
15	Oppenheimer & Co Inc	79	2.7
16	Raymond James	77	3.8
17	**Keefe Bruyette & Woods**	**75**	**4.5**
18	Goldman Sachs	69	4.1
19	Cowen & Co LLC	64	2.0
20	Lazard Capital Markets	63	2.5

Source: Dealogic. Rank eligible SEC registered IPOs and Follow-On offerings since 2005. Includes demutualizations. As of 10/30/12. Ranked based upon number of deals.
Note: $ Volume represents full credit to underwriter for All Managed Equity Deals and apportioned credit to bookrunner for Bookrun Equity Deals.
Note: Stifel results based on pro forma figures for both Stifel and TWPG.
(1) Net of overlapped transactions.

A Dominant Force in Financial Services

STIFEL FINANCIAL | KBW

Depository IPO & FO Bookrunner Since 2005(1)

Rank	Firm	#
1	SNW / KBW	119
1	**Keefe, Bruyette & Woods, Inc.**	**78**
2	Sandler O'Neill & Partners, L.P.	64
3	**Stifel Nicolaus Weisel**	**41**
4	J.P. Morgan Securities LLC	38
5	Morgan Stanley	33
6	Goldman, Sachs & Co.	31
7	Bank of America Merrill Lynch	20
8	Raymond James & Associates, Inc.	19
9	Barclays Capital Inc.	15
10	Citigroup Global Markets Inc.	10

FIG Financial Advisor Since 2005(2)

Rank	Firm	#
1	SNW / KBW	461
1	**Keefe, Bruyette & Woods, Inc.**	**357**
2	Sandler O'Neill & Partners, L.P.	346
3	Marsh, Berry & Company, Inc.	217
4	Raymond James & Associates, Inc.	191
5	Bank of America Merrill Lynch	186
6	Dowling Hales	171
7	J.P. Morgan Securities LLC	162
8	Goldman, Sachs & Co.	149
9	Morgan Stanley	131
10	Hovde Financial, Inc.	119
12	**Stifel Nicolaus Weisel**	**104**

FIG IPO & FO Bookrunner Since 2005(3)

Rank	Firm	#
1	Bank of America Merrill Lynch	213
2	J.P. Morgan Securities LLC	202
3	Citigroup Global Markets Inc.	187
4	Morgan Stanley	173
5	Goldman, Sachs & Co.	165
6	SNW / KBW	157
6	Credit Suisse (USA), Inc.	143
7	Deutsche Bank Securities Inc.	130
8	Barclays Capital Inc.	109
9	**Keefe, Bruyette & Woods, Inc.**	**102**
10	UBS Investment Bank	95
13	**Stifel Nicolaus Weisel**	**59**

Conversion Advisor Since 2005(4)

Rank	Firm	#	$ Credit ($M)
1	SNW / KBW	98	$8,952
1	**Keefe, Bruyette & Woods, Inc.**	**61**	3,866
2	Sandler O'Neill & Partners, L.P.	44	4,945
3	**Stifel Nicolaus Weisel**	**39**	5,972
4	Sterne, Agee & Leach, Inc.	9	385
5	Janney Montgomery Scott LLC	3	80
6	Barclays Capital Inc.	2	1,291
7	RBC Capital Markets, LLC	2	205
8	Bank of America Merrill Lynch	1	858
9	Morgan Stanley	1	433
10	Raymond James & Associates, Inc.	1	133

(1) Source: SNL Financial. Top Global Coordinator, Book Manager in Banking Common Stock Offerings. Includes mutual-to-stock conversions, net of 0 overlapped transactions. As of 10/31/12.
(2) Source: SNL Financial. Top financial advisors in Banking, Insurance, Securities & Investments, Specialty Finance, Financial Technology. Includes government assisted transactions. As of 10/31/12.
(3) Source: SNL Financial. Top Global Coordinator, Book Manager in Banking, Insurance Underwriter, Insurance Broker, Securities & Investments, Specialty Finance, Investment Company/Finance REIT, Financial Technology Common Stock Offerings. Include mutual-to-stock conversions, net of 4 overlapped transactions. As of 10/31/12.
(4) Source: SNL Financial, includes all mutual-to-stock conversions in the U.S. Net of 2 overlapped transactions. Apportioned credit given managers. As of 10/31/12.

Highly Complementary FIG Investment Banking M&A and Capital Offerings Activity Between 2005 - 2012

M&A[1]


9%
13%
78%

KBW 357 Transactions

+


20%
1%
79%

STIFEL 104 Transactions

=


12%
10%
78%

STIFEL KBW 461 Transactions

Capital Markets (ECM & DCM)[2]


25%
52%
23%

KBW 468 Transactions

+


37%
50%
13%

STIFEL 275 Transactions

=


31%
49%
20%

STIFEL KBW 610[1] Transactions

Depositories | Insurance | Diversified Financial Services

(1) Source: SNL Financial. Includes government assisted transactions.
(2) Source: Dealogic. Excludes U.S. Agencies. Pro forma transactions are net of 133 overlapped capital markets transactions.

Strengthens Fixed Income Capabilities

STIFEL FINANCIAL | KBW

- KBW FIG fixed income expertise integrated into Stifel's substantial fixed income platform
- Major growth initiative at Stifel, having hired 65 fixed income sales and trading professionals year-to-date
- Stifel's comprehensive platform has annual client trade volume approaching $300 billion

Products

- Agency/Gov't Securities
- Money Markets
- Mortgages
- Asset-Backed Securities
- Investment Grade Credit
- High Yield Credit
- Aircraft Finance & Credit Solutions
- Whole Loans
- Municipals
- Emerging Markets
- Structured Products
- Fixed Income Research

- Widespread coverage with a combined fixed income institutional sales team of over 200 professionals
- Offers high quality fixed income research and provides custom analytics and unique insights to clients
- Full service loan sale advisory platform and asset/liability management services
- **Combination strengthens platform and will be leveraged across a larger depository account base**

Leverages Stifel's Global Wealth Management Platform

STIFEL FINANCIAL KBW

Leverages Stifel's GWM Platform

- Leverages a substantial Private Client platform with over 2,000 advisors with over $136 billion in client assets
- Provides enhanced product suite to financial advisors
- Enhances fixed income origination efforts, including "baby bond" offerings and preferreds
- Builds on Stifel's robust yield equities platform

Broad GWM Geographical Footprint



- National network with over 300 locations

The Proven Ability to Enhance Profitability, Build Scale and Drive Shareholder Value

Each merger has been accretive to Stifel; Retention Remains High

KBW
- FIG Investment Banking
- FIG Sales and Trading
- FIG Research
- Announced November 2012

ButlerWick investments-trust-insurance
- Private Client
- Public Finance
- **Seamless & efficient integration**
- December 2008

Stone & Youngberg
- Fixed Income IB
- Fixed Income Sales and Trading
- Private Client
- **Seamless & efficient integration**
- October 2011

FirstService Bank Relationship Banking
- Bank holding company
- Financial holding company
- **Grown assets from ~$100M to $3.2B**
- April 2007

Thomas Weisel Partners Experts in Growth
- Growth Focused
- Investment Banking
- Research, Sales and Trading
- **Achieved cost efficiencies**
- July 2010

Ryan Beck & Co.
- Private Client
- Capital Markets
- **Achieved cost savings objectives**
- February 2007

UBS (56 Branches)
- Private Client
- **Revenue production has exceeded expectations**
- October 2009

Legg Mason Capital Markets
- **Significant enhancement to our Capital Markets business**
- Achieved cost savings objectives
- December 2005

Stifel Share Price Performance


$45
$35
$25
$15
$5
12/31/04
5/31/06
10/31/07
3/31/09
8/31/10
1/31/12
+250%

Net Revenues ($MM)


$1,600
$1,200
$800
$400
$0
$264
$452
$763
$870
$1,091
$1,382
$1,417
$1,593
2005
2006
2007
2008
2009
2010
2011
2012 YTD Ann.

STIFEL FINANCIAL

KBW

Q&A

Ronald J. Kruszewski
Chairman of the Board, President, and CEO
Stifel Financial Corp.

Thomas B. Michaud
President and CEO
KBW, Inc.